January 1, 2024

Paul R. Laubscher, Chairman

Thrivent Mutual Funds

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

Dear Mr. Laubscher:

This letter is to confirm to you that Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed to waive certain fees and/or reimburse certain expenses associated with the Funds as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser subsequent to the Fund’s fiscal year end.

1.

The Adviser has agreed, effective January 1, 2024 through at least February 28, 2025, to waive certain fees and/or reimburse certain expenses associated with the Class A shares of the Thrivent Balanced Income Plus Fund in order to limit the total annual fund operating expenses after fee waivers and/or expense reimbursements (excluding acquired fund fees and expenses) to an annual rate of 0.97% of the average daily net assets of the Class A shares.

Sincerely,

/s/ Michael W. Kremenak
Michael W. Kremenak
President
Thrivent Mutual Funds